EXHIBIT 12.1

THE OLD EVANGELINE DOWNS, LLC

Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands except ratio information)

Earnings:	2003

Total earnings	$(18,767)

Fixed charges:

Interest charges (including capitalized interest)	14,379

Amortization of deferred financing costs and bond discount	1,974

Total fixed charges	16,353

Capitalized interest	(2,202)
Earnings as adjusted	$(4,616)

Ratio of earnings to fixed charges	(0.3	)x*

*  Earnings were insufficient to cover fixed charges for the year ended December 31, 2003 by $21.0 million.